EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Canagold Resources Ltd. (the “Company”)
Suite 1250 – 625 Howe Street
Vancouver, BC V6C 2T6
Telephone: (604) 685-9700

Item 2.	Date of Material Change
February 2, 2023.

Item 3.	News Release
The news release announcing the material change has been issued at Vancouver, British Columbia on February 6, 2023 disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

Item 5.	The Company appoints Mihai Draguleasa as its CFO and Corporate Secretary with an effective date of February 2, 2023.

Item 6.	Full Description of Material Change

Item 7.	Philip Yee, the former CFO and Corporate Secretary of the Company, has resigned from his positions with the Company, effective February 2, 2023.The Company has identified Mihai Draguleasa, a Chartered Professional Accountant (“CPA”), as the replacement for Philip Yee. Mihai Draguleasa is a CPA with over fifteen years of accounting experience. He earned his CPA in Vancouver, British Columbia, while working in the multinational public accounting firms Deloitte and Ernst & Young. His mining related financial work experience at Deloitte and Ernst & Young included due diligence reviews, audits and tax recoveries projects for large and medium mining companies. He is the principal of Lazuli CPA Inc, a professional accounting corporation providing tax, financial statement compilation, CFO services to mining companies, and other accounting related consulting services.

Item 8.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.

Item 9.	Omitted Information
Not Applicable.

Item 10.	Executive Officer
Catalin Kilofliski, CEO, Tel No: 604-655-1420

Item 11.	Date of Report
Dated at Vancouver, BC, this 13th day of February, 2023.